Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Six Months Ended February 28,		Three Months Ended February 28,
	2003	2002	2003	2002

AVERAGE MARKET PRICE PER SHARE	$1.39	$0.72	$1.67	$0.86

NET INCOME	$64,846	$88,651	$16,863	$58,674

Basic weighted average number of common shares outstanding	3,269,317	3,227,692	3,272,233	3,231,025

Diluted effect of stock options	192,078	—	268,070	—

Diluted weighted average number of common shares outstanding	3,461,395	3,227,692	3,540,303	3,231,025

Basic earnings per share	$0.02	$0.03	$0.01	$0.02

Diluted earnings per share	$0.02	$0.03	$0.01	$0.02